September 20, 2005

Mail Stop 3561

via U.S. mail and facsimile

Kenneth G. Townsend, CEO
McNab Creek Gold Corporation
789 West Pender Street, Suite 1220
Vancouver, B.C. V6C 1H2

Re:  McNab Creek Gold Corporation
       Registration Statement on Form 10-SB, Amendment 3
       Filed July 19, 2005
       File No. 0-50915

Dear Mr. Townsend:

      We have the following comments on your filing. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that the EDGAR system inaccurately designates one of your filings as a marked copy. Please file another copy which is marked.
In addition, we repeat our prior comment to file marked copies of your amendments on EDGAR as required by Regulation C (including but not limited to Rule 472 (230.472(a)), and Regulation S-T (including but not limited to Rule 310 (232.310)).
2. When you file your next amendment to the registration statement on
EDGAR, please provide page numbers for the complete registration statement, including the financial statement section and the exhibit section.
3. We note that as of the date of this letter, the company has yet to file it Form 10-Q for the period ended June 30, 2005. Please file this report promptly.

Item 1.  Description of Business - Business Development, page 3

4. Please disclose that E. L. Hunsaker III was a director and principal shareholder of Scoonover at the time of the transactions, or confirm in your response to the staff that he was not. Also, disclose any changes in his affiliation with Scoonover since the time of the transactions.
5. Please comply with the part of our prior comment 27, which requested that you include in this "Description of Business" section that in fiscal year 2004 the Company paid $1,852 and $4,000 in management fees to a director and an individual related to a director and that you identify the parties.

Costs and Effects of Compliance with Environmental Laws (federal, state and local), page 7

6. We repeat our prior comment ten, which stated: "As previously requested in our prior comment 14, briefly discuss the costs and effects of compliance with environmental laws after the next 12 months, including the mining period."
7. You must repeat in the summary, in a risk factor, in the MD&A section, in the "Market Price of and Dividends on the Registrant`s Common Equity and Related Stockholder Matters" section, on page 23, the following disclosure which you have added to this section:
"No
mining of the site is contemplated in the foreseeable future." Also, explain in each of the above mentioned sections that this will negatively affect the marketability of your stock. In addition, in all discussions of time tables, it is necessary to include this statement. Add, in each instance, that there will be no revenues until the site is mined.
Item 2, Plan of Operation, page 8
8. Please resolve the apparent discrepancies between "no written or binding obligation" and "will loan up to $50,000" in the following statements:
* In response to our prior comments 12 you have said that "[m]anagement is under no written or binding obligation to advance additional loan proceeds to our company. Management has indicated that it will loan up to $50,000 in additional proceeds to the Company if necessary to ensure the Company`s continued operations for the next 12 months (our emphasis).";
* In your response to our prior comment 19 you have stated "Management has committed up to $50,000 in loan proceeds (if additional share subscriptions are unavailable) to ensure that the Company will continue as a going concern for at least 12 months."; and
* On page 11, under Roxy Prospect - Plan of Operations, you have stated: "Management of the Company has committed up to $50,000 in loan proceeds to ensure that the Company is able to continue its operations for at least the next 12 months."
9. In your response to our prior comment 19 you have said that it is unlikely the Company would dissolve if it is not able to continue as a going concern. Please disclose. In addition, disclose, if true, that the company will not be used as a vehicle for a reverse acquisition within the next twelve months.
10. As we stated in our prior comment 17, please avoid phrases such as "will not be able to exist indefinitely." In this regard please revise the following statement on page 9: "Our company has incurred operating losses and will not be able to exist indefinitely without the receipt of additional operating funds."

SMH PROPERTY - Plan of Operation, page 10

11. You have stated that you propose to complete the first stage exploration program on your SMH property by the end of July of 2005.
Please update.
12. In our prior comment 15, we asked that you disclose when Phase
2
will begin for the SMH property. In view of the fact that you have said that Phase 2 will be contingent upon positive exploration results in stage one, please disclose when Phase 2 will begin if you have positive exploration results in Phase one.

Item 5.  Directors and Executive Officers, Promoters and Control
Persons, page 19

13. We wish to follow up our prior comment 24 with a reminder that you have not responded to the following part:

"Please reinsert anything else that was removed regarding his [Mr. Hunsaker`s] role as a consulting geologist. In addition, describe his training, credentials and experience as a consulting geologist.
Also, file as an exhibit his written consent to being named in the registration statement. The consent must also state that he concurs with your summary of any reports he provided for you."

Part II.  Item 4.  Recent Sales of Unregistered Securities, page
24

14. For the January 19, 2004 sale of securities and the September 2003 to March 2004 sales of securities, please comply with the requirement in Item 701(b) of Regulation S-B that reads: "[I]f the small business issuer did not publicly offer any securities, identify the persons or class of persons to whom the small business Issuer sold the securities."
15. For the January 19, 2004 sale of securities, please comply with the requirement in Item 701(d) of Regulation S-B that reads: The section of the Securities Act or the rule of the Commission under which the small business issuer claimed exemption from registration and the facts relied upon to make the exemption available.

Change in Accountants

16. The merger between Moore Stephens Ellis Foster and Ernst &
Young
constitutes a change in accountant, i.e., the termination of
MSEF`s
services and the engagement of Ernst Young.  Accordingly, an Item
4
Form 8-K should have been filed on the fourth business day following the date the relationship with Moore Stephens Ellis Foster, Ltd ceased. Please refer to Item 304 of Regulation S-B and file the Form
8-K immediately.

Part III.  Index to Exhibits

17. As previously requested file as exhibits all consulting agreements, including, but not necessarily limited to that with Mr.
Michael H. Sandidge and that with Mr. Hunsaker. Also, file as exhibits their written consents to being named in the registration statement. The consents must also state that they concur with your summary of any reports the have provided for you. Please disclose if a consultant has provided no reports. Otherwise,

Form 10-KSB for the year ended March 31, 2005

18. Revise to file an audit report that includes the 2004 financial statements in its scope. Financial statements that are audited for the periods required by Item 310 (a) of Regulation S-B must be covered by an audit report that specifically addresses the scope and opinion rendered based on the audit of those financial statements.

Closing Comments

	As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Blaise Rhodes at (202) 551-13774 if you have questions regarding the financial statements and related matters.
Please contact Susann Reilly at
(202) 551-3236 with other questions.

      Sincerely,



       John D. Reynolds
       Assistant Director
       Office of Emerging Growth Companies

Cc:   By facsimile to Gerald Tuskey
      604-688-4933

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Kenneth G. Townsend, CEO
McNab Creek Gold Corporation
September 20, 2005
Page 5